SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                           ______________________

                                 SCHEDULE 13D*
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            Westmoreland Coal Company
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  960878106
                                (CUSIP Number)

                              Jeffrey L. Gendell
     200 Park Avenue, Suite 3900, New York, New York 10166 (212) 692-3695
                 (Name, address and telephone number of person
              authorized to receive notices and communications)

                                March 11, 1999
            (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                        (Continued on following pages)


                           (Page 1 of 6 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP No. 960878106                 13D                    Page 2 of 6 Pages

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Jeffrey L. Gendell
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   PF
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                408,300
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                -0-
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                408,300
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                -0-
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                408,300
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                                5.9%
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 960878106                 13D                    Page 3 of 6 Pages

Item 1.     Security and Issuer.

     This statement relates to the common stock, $2.50 par value (the "Common Stock") of Westmoreland Coal Company (the "Company"). The Company's principal executive offices are located at 14th Floor, 2 North Cascade Avenue, Colorado Springs, Colorado 80903.

Item 2.     Identity and Background.

     (a) This statement is filed by Jeffrey L. Gendell ("Mr. Gendell"), with respect to the shares of Common Stock beneficially owned by him.

              The foregoing person is hereinafter sometimes referred to as the "Reporting Person." Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

     (b) The business address of Mr. Gendell is 200 Park Avenue, Suite 3900, New York, New York 10166.

     (c) Mr. Gendell manages private investment limited partnerships investing primarily in financial institutions.

     (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)    Mr. Gendell is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by Mr. Gendell is approximately $1,586,808.

       The shares of Common Stock purchased by Mr. Gendell were purchased with personal funds and on margin.

       Mr. Gendell's margin transactions are with ING Baring Furman Selz, LLC, on such firm's usual terms and conditions. All or part of the shares of Common Stock directly owned by Mr. Gendell may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Mr. Gendell. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.
CUSIP No. 960878106                 13D                    Page 4 of 6 Pages

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Person is for investment, and the purchases of the shares of Common Stock by the Reporting Person were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Person is for investment purposes, the Reporting Person will pursue discussions with management to maximize long-term value for shareholders. The Reporting Person may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him at any time. The Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


Item 5.     Interest in Securities of the Issuer.

A. Jeffrey L. Gendell.
              (a) Aggregate number of shares beneficially owned: 408,300
                         Percentage: 5.9%  The percentages used herein and in
the rest of Item 5 are calculated based upon the 6,965,328 shares of Common Stock issued and outstanding as of February 1, 1999 as reflected in the Company's Form 10-K/A for the period ending December 31, 1998.
              (b) 1. Sole power to vote or direct vote: 408,300
                  2. Shared power to vote or direct vote: -0-
                  3. Sole power to dispose or direct the disposition: 408,300
                  4. Shared power to dispose or direct the disposition: -0-
              (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
              (d) Not Applicable
              (e) Not Applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 hereof and between such person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits.

     Not Applicable.
CUSIP No. 960878106                 13D                    Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  March 26, 1999

                                    /s/ JEFFREY L. GENDELL
                                    Jeffrey L. Gendell, individually



































CUSIP No. 960878106                 13D                    Page 6 of 6 Pages

                                  Schedule A

                               JEFFREY L. GENDELL

                                                       Price Per Share
Date of                       Number of Shares         (including commissions,
Transaction                   Purchased/(Sold)         if any)


1/27/99                          7,000                    $4.06

1/28/99                          11,000                   $4.19

1/29/99                          10,000                   $4.53

2/01/99                          25,000                   $4.46

3/09/99                          8,300                    $4.08

3/11/99                          115,000                  $4.08

3/16/99                          14,000                   $4.73

3/17/99                          3,600                    $4.72

3/23/99                          1,000                    $4.85

3/24/99                          7,500                    $4.58

3/25/99                          20,000                   $4.56